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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT ARCHITECTS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Petaluma Blvd. North
(No. and Street)

Petaluma	CA	94952
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock (707) 763-7861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clare, Chapman, Storey & Bowen, LLP
(Name – *if individual, state last, first, middle name*)

44 Montgomery St, Ste. 900	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

RECEIVED FEB 2 4 2005 185 PROCESSING SECTION

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID HADDOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENT ARCHITECTS INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Maureen E. McGuigan

Notary Public

MAUREEN E. MCGUIGAN
COMM. #1396213
Notary Public-California
SONOMA COUNTY
My Comm. Exp. Jan 27, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

JOSEPH CLARE CPA 415.394.0881
RICHARD B. CHAPMAN RETIRED
JEFFERY T. STOREY CPA 415.394.0882
DANIEL J. BOWEN CPA 415.394.0883

INDEPENDENT AUDITOR'S REPORT

To the Stockholders:
Investment Architects, Inc.

We have audited the accompanying statements of financial condition of Investment Architects, Inc., a California corporation, as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Investment Architects' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits providesa reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc., as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clare, Chapman, Storey + Bowen, LLP

San Francisco, California
January 21, 2005

44 Montgomery Street, Suite 900 • San Francisco, CA 94104 • Phone: 415.394.0880 • Fax: 415.394.0889
Email: info@clarecpa.com

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 191,642	$ 208,140
Receivables from customers	101,517	175,730
Prepaid insurance	3,169	20,874
TOTAL CURRENT ASSETS	296,328	404,744
Corporate investment	10,090	9,450
Deferred tax asset	-	2,281
Property and equipment, net	3,870	5,526
Deposit	600	600
TOTAL ASSETS	$ 310,888	$ 422,601
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 109,417	$ 187,553
Income Taxes Payable	-	4,687
Accrued expenses	56,698	53,155
TOTAL LIABILITIES	166,115	245,395
Stockholders' equity	144,773	177,206
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 310,888	$ 422,601

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF INCOME
Years Ended December 31, 2004 and 2003

	2004	2003
COMMISSION FEE AND CONCESSION INCOME	$ 2,659,806	$ 3,232,064
OPERATING EXPENSES	2,695,525	3,224,771
INCOME FROM OPERATIONS	(35,719)	7,293
OTHER INCOME (EXPENSES)		
Interest Income	$ 2,646	$ 1,965
Unrealized Income (Losses)	640	(550)
INCOME BEFORE PROVISION FOR INCOME (LOSS) TAXES	$ (32,433)	$ 8,708
PROVISION FOR INCOME TAXES	$ -	$ 2,832
NET INCOME (LOSS)	$ (32,433)	$ 5,877

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - January 1, 2003	405	$ 7,500	$ 163,830	$ 171,330
Net Income for the year ended December 31, 2003			5,876	5,876
Balance - December 31, 2003	405	$ 7,500	$ 169,706	$ 177,206
Net Income for the year ended December 31, 2004			(32,433)	(32,433)
Balance - December 31, 2004	405	$ 7,500	$ 137,273	$ 144,773

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (32,433)	$ 5,876
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	2,728	1,321
(Increase) decrease in:		
Receivables	74,213	(121,256)
Other current assets	17,705	(20,874)
Corporate investment	(640)	550
Other assets	2,281	-
Increase (decrease) in:		
Accounts payable	(82,823)	134,310
Accrued expenses	3,543	26,550
NET CASH USED BY OPERATING ACTIVITIES	(15,425)	26,477
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(1,072)	(4,193)
NET CASH USED BY INVESTING ACTIVITIES	(1,072)	(4,193)
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-
NET DECREASE IN CASH	(16,498)	22,284
CASH AT BEGINNING OF YEAR	208,140	185,856
CASH AT END OF YEAR	$ 191,642	$ 208,140

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Investment Architects, Inc., (the Company) is a broker/dealer with emphasis in managed accounts, mutual funds, and variable annuities. The Company was incorporated in September 1984, and was licensed as a California broker/dealer in June 1986.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are investments in interest-bearing instruments with original maturities of three months or less.

Depreciation

It is the Company policy to capitalize all expenditures for equipment and furniture in excess of $500 and these fixed assets are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of 3 to 7 years.

Revenue Recognition

The Company record commission income and related commission expenses on a trade date basis.

NOTE B – ACCOUNTS RECEIVABLE

Accounts receivable consists of amounts owed by customers. Management believes these are full collectible and, as a result, no allowance for doubtful accounts has been established.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003 consists of the following:

	2004	2003
Furniture and fixtures	$ 3,014	$ 3,014
Computer and equipment	22,537	21,465
Total property and equipment	25,551	24,479
Less accumulated depreciation and amortization	(21,681)	(18,953)
Property and equipment, net	$ 3,870	$ 5,526

NOTE D - SECURITIES OWNED

At December 31, 2004 and 2003 the following security is shown at market value.

	2004	2003
NASDAQ Equities	10,090	9,450

NOTE E – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution located in California. Certain accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 and 2003, the Company's uninsured cash balances totaled $91,642 and $108,140 respectively.

NOTE F – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(vi)), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $135,814, which was $130,814 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.24 to 1.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
SCHEDULE I
December 31, 2004

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital		
Total stockholders' equity		$ 144,773
Deductions:		
Nonallowable assets:		
Receivables	1,320	
Prepaid assets	3,169	
Furniture and equipment	3,870	
Other assets	600	
Capital before haircuts		135,814
Haircuts		1,514
Net capital		134,300
Required net capital under Rule 15c3-1 subpara (a)(2)(vi)		5,000
Excess net capital		$ 129,300
Reconciliation with company's computation:		
Net capital, as reported by Company		$ 134,300
Less: Required net capital under Rule 15c3-1 subpara (a)(2)(vi)		(5,000)
Excess net capital		$ 129,300

INVESTMENT ARCHITECTS, INC.
(A CALIFORNIA CORPORATION)
SCHEDULES II through IV
December 31, 2004

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Investment Architects, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Investment Architects, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Investment Architects, Inc. is exempt from this requirement as they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

Clare Chapman Storey & Bowen LLP
Certified Public Accountants

JOSEPH CLARE CPA 415.394.0881
RICHARD B. CHAPMAN RETIRED
JEFFERY T. STOREY CPA 415.394.0882
DANIEL J. BOWEN CPA 415.394.0883

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders:
Investment Architects, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Architects, Inc., for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Investment Architects, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Investment Architects, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Investment Architects, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Investment Architects, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Investment Architects, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

44 Montgomery Street, Suite 900 • San Francisco, CA 94104 • Phone: 415.394.0880 • Fax: 415.394.0889
Email: info@clarecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Investment Architects' practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clare, Chapman, Storey & Bowen, LLP

San Francisco, California
January 21, 2005